Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com

September 11, 2017

Joseph M. Mannon
Shareholder
+1 312 609 7833
jmannon@vedderprice.com

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kimberly Browning

Re:	IronBridge Funds, Inc. (the “Registrant”)
File No.: 811-22397

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 5, 2017 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed on August 29, 2017 (the “Proxy Statement”). Any terms not defined herein have the same meanings as given to them in the Preliminary Proxy Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing a preliminary proxy statement on Schedule 14A concurrently herewith which addresses the comments of the staff as described in this letter.

General

(1)	Comment: The staff questioned whether an “assignment” of an investment advisory contract occurred under the Investment Advisers Act of 1940 or the Investment Company Act of 1940.

Response:      The following response supplements the Registrant’s prior response to this comment.

An “assignment” of an investment advisory contract under the Investment Advisers Act of 1940 and the Investment Company Act of 1940 means, in relevant part, the direct or indirect transfer or hypothecation of the contract by the assignor or of a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor. As further described in the Proxy Statement, most of IronBridge’s key personnel, including Fund portfolio managers and principal officers, were expected to become employees of RMB. As a result, the IronBridge Advisory Agreement was terminated by the Board, effective as of June 24, 2017, the date the employees joined RMB. To ensure the continued management of the Funds, the Registrant and RMB entered into the Interim Advisory Agreement effective June 24, 2017.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

September 11, 2017

In connection with the employees of IronBridge joining RMB, RMB entered into a facilitation agreement with IronBridge to facilitate the transfer of its employees and software and trading agreements to RMB. Pursuant to such agreement, RMB assumed a small amount of IronBridge’s liabilities under certain software, operational and trading agreements to speed the ability of IronBridge’s employees to trade following their move to RMB. The liabilities were specifically scheduled and detailed contract-by-contract under the facilitation agreement. Employees of IronBridge who joined RMB received customary employment terms with a base salary and an entirely discretionary bonus. None of employment terms included any bonus or other compensation tied to the performance of IronBridge’s accounts which might transfer to RMB.

In addition, no consideration was paid by RMB under the facilitation agreement to either IronBridge or any of its employees. Further, no IronBridge personnel received equity or voting interests in RMB and neither the equity nor voting interests of RMB or IronBridge were affected by the transactions giving effect to the Interim Advisory Agreement (or ultimately, should shareholders provide the requisite consent, the New Advisory Agreement). For the foregoing reasons, an “assignment” of an investment advisory contract has not occurred as a result of the transactions giving effect to the Interim Advisory Agreement and will not occur as a result of the transactions giving effect to the New Advisory Agreement.

(2)	Comment: The staff requested information on why a Section 15(f) analysis was not included in the Proxy Statement.

Response:      As detailed in response 1 above, there was no assignment of an advisory agreement. Thus, IronBridge is not relying upon Section 15(f) of the 1940 Act and, therefore, there is no disclosure regarding compliance with Section 15(f) in the Proxy Statement.

All that being said, the Registrant notes that the conditions under Section 15(f) will nonetheless be satisfied. As the Commission is aware, the first condition is that during the three-year period following a transaction, at least 75% of the investment company’s board must not be “interested persons” (as defined in the 1940 Act) of the investment adviser or its predecessor. The Board does not currently meet this test, but if Proposal 2 is approved, the new Board will meet the test and the new Board anticipates that it will remain at least 75% independent for the next three years. Second, no “unfair burden” can be imposed on the investment company as a result of a transaction. An “unfair burden” includes any arrangement during the two-year period after the transaction where the investment adviser (or predecessor or successor adviser), or any of its “interested persons” (as defined in the 1940 Act), receive or is entitled to receive any compensation, directly or indirectly, (i) from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter for the investment company) or (ii) from the investment company or its shareholders (other than fees for bona fide investment advisory or other services). RMB has agreed that it will, and will cause each of its affiliates to, conduct their business to the extent within their control to enable reliance upon Section 15(f) of the 1940 Act in connection with the investment advisory services provided by RMB to each Fund.

U.S. Securities and Exchange Commission

September 11, 2017

Proxy Statement

(3)	Comment: The staff requests that the Registrant add a table to the Q&A showing the advisory fee rate and expense limitations for each Fund under both the IronBridge Advisory Agreement and the New Advisory Agreement to the Proxy Statement.

Response:      While the Registrant has confirmed that the advisory fee and expensive limitation agreement will not change in the Q&A, the Registrant has made the requested change.

(4)	Comment: The staff requests that the information on the expense limitation agreements included in the Q&A be placed in a separate Q&A.

Response:      The Registrant has made the requested change.

(5)	Comment: For the staff’s information, please confirm that RMB will not seek to recoup amounts previously waived by IronBridge under its expense limitation agreement in place when IronBridge was the investment adviser to the Funds.

Response:      Confirmed.

(6)	Comment: For the staff’s information, please confirm that the Registrant will comply with Rule 14a-9 under the Securities Exchange Act of 1934.

Response:      Confirmed.

(7)	Comment: Under the “Summary of the New Advisory Agreement and the IronBridge Advisory Agreement,” the staff requests that the material differences in the advisory agreements be set forth in paragraph form instead of bullet points.

Response:      Please see the revised section as set forth below.

A copy of the New Advisory Agreement is attached to this Proxy Statement as Exhibit A. The following description details the material differences between the agreements. You should refer to Exhibit A for the New Advisory Agreement, and the description set forth in this Proxy Statement of the New Advisory Agreement is qualified in its entirety by reference to Exhibit A.

Under the New Advisory Agreement, RMB will provide substantially similar investment advisory services to the Funds for the same contractual fee each Fund was obligated to pay under the IronBridge Advisory Agreement, and under terms that are similar to the IronBridge Advisory Agreement.

U.S. Securities and Exchange Commission

September 11, 2017

The New Advisory Agreement specifies that, subject to the control and direction of the Board, RMB’s determinations with respect to the investment of each Fund’s assets include determining the manner in which voting rights, rights to consent to corporate action and any other rights pertaining to a Fund’s portfolio securities are exercised. This change does not result in any actual change for the Funds. The IronBridge Advisory Agreement did not include this level of detail on these matters, but the added language is consistent with IronBridge’s past practices.

The New Advisory Agreement provides that RMB will furnish, at its own expense, office space for the Company and all necessary office facilities, equipment and personnel for managing each Fund’s investments. In addition, the New Advisory Agreement clarifies that the Company will bear its own expenses, such as those associated with fund accounting and pricing, charges of the Funds’ administrator, custodian, transfer agent and other service providers, insurance, SEC filing fees, all expenses of shareholders’ and Board meetings, distribution fees to be paid under a Rule 12b-1 plan, the compensation of independent directors and indemnity obligations. Similar to the proxy voting/corporate action clarification above, these changes do not result in any actual change for the Funds. The IronBridge Advisory Agreement was silent on these matters. The added language is consistent with IronBridge’s past practices.

The New Advisory Agreement provides that RMB will not be liable for its actions and omissions caused by its negligence (as opposed to its gross negligence) in the performance of its duties under the New Advisory Agreement. Under the IronBridge Advisory Agreement, IronBridge was not exculpated for its own negligence. Accordingly, in the event of RMB’s negligence, it is possible that the Funds could incur extraordinary expenses in excess of those under the IronBridge Advisory Agreement. The New Advisory Agreement also includes a mutual indemnity provision for the benefit of RMB and the Company, subject to the limitations under the 1940 Act and the Advisers Act, as applicable. The IronBridge Advisory Agreement was silent on indemnification. The Company noted the potential benefits of the mutual indemnity to the Funds and considered the risks of potential increased extraordinary expenses if the indemnity was triggered for the benefit of RMB.

The New Advisory Agreement provides that there are no intended third-party beneficiaries and that the exclusive jurisdiction of any action, suit or proceeding arising out of or relating to the New Advisory Agreement is the federal and state courts residing in Illinois. These provisions may limit the ability of third parties to commence litigation against RMB as a beneficiary under the New Advisory Agreement and the venue provision may increase the cost and expense of filing a claim by any party residing outside the State of Illinois. The Company notes that both RMB and the Company are located in Illinois.

U.S. Securities and Exchange Commission

September 11, 2017

The New Advisory Agreement includes representations for the benefit of the Company by RMB relating to compliance, cyber security and disaster recovery. The IronBridge Advisory Agreement was silent on these matters. These representations benefit the Company as RMB must comply with the new provisions.

(8)	Comment: Under the “Summary of the New Advisory Agreement and the IronBridge Advisory Agreement,” the staff requests that any risks related to the material differences in the contracts be described in additional detail.

Response:      See revised language under Response to comment 7.

(9)	Comment: The staff requests confirmation that the Funds will not reimburse RMB for any fund accounting, pricing related or appraisal services provided by RMB to the Funds.

Response:      Confirmed. The Registrant has eliminated the following language from Section 3(c) of the New Advisory Agreement to avoid any confusion: “including, to the extent such services are performed by the Adviser personnel, or its affiliated persons, office space and facilities and personnel compensation, training and benefits”.

(10)	Comment: For the staff’s information, please confirm whether expense reimbursement under “Compensation Paid to the Adviser” was as of the fiscal year-end and not the calendar year-end.

Response:      Confirmed.

(11)	Comment: In the section captioned “Compensation Paid to the Adviser,” please note the amounts waived/reimbursed by IronBridge to each Fund instead of the aggregate amount paid to IronBridge.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

(12)	Comment: In the section captioned “Summary of the New Advisory Agreement and IronBridge Advisory Agreement,” please change the heading “Management Fees” to match the content of the paragraph.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

September 11, 2017

(13)	Comment: In the section captioned “Summary of the New Advisory Agreement and IronBridge Advisory Agreement,” under the heading “Management Fees” add a reference to acquired fund fees and expenses when referring to investments in other investment companies.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

(14)	Comment: In the section captioned “Summary of the New Advisory Agreement and IronBridge Advisory Agreement,” under the heading “Management Fees” clarify when RMB is permitted to recoup waived or reimbursed expenses.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

Please contact the undersigned at (312) 609-7883 if you have any questions or comments regarding the filing.

Very truly yours,

/s/ Joseph M. Mannon

Joseph M. Mannon